UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-33067

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION

Full name of registrant:	MIDWEST ENERGY EMISSIONS CORP.

Former name if applicable:	N/A

Address of principal executive office
(Street and number):	1810 Jester Drive

City, State and Zip Code:	Corsicana, Texas 75109

Part II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our Quarterly Report on Form 10-Q for the period ended September 30, 2023 (the “Quarterly Report”) cannot be filed within the prescribed time period without unreasonable effort or expense because we require additional time to complete and/or review certain information to be included in the Quarterly Report resulting primarily from the amount of time otherwise being devoted to prepare for the Company’s patent litigation trial which was scheduled to begin November 13, 2023. We expect to file the Quarterly Report within the extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Name:	Richard MacPherson
	Area Code and Telephone Number:	614) 505-6115

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). ☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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MIDWEST ENERGY EMISSIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2023	BY:	/s/ Richard MacPherson
	Name:	Richard MacPherson
	Title:	President and Chief Executive Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS

(SEE 18 U.S.C. 1001).

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RIDER TO FORM 12b-25

MIDWEST ENERGY EMISSIONS CORP.

PART IV (3)

We expect to report revenues of approximately $6,747,000 for the three months ended September 30, 2023 compared to $7,486,000 for the three months ended September 30, 2022, and we expect to report revenues of approximately $13,872,000 for the nine months ended September 30, 2023 compared to $15,956,000 for the nine months ended September 30, 2022. The decrease in revenues from prior year periods is primarily due to the decreased supply demands from our customer base in the first nine months of 2023, offset by an increase in licensing revenues for the nine months ended September 30, 2023.

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